Exhibit 23.3
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Post-Effective Amendment No. 8 to Registration Statement No. 333-121094 of our report dated March 20, 2007, (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the completion of development activities and commencement of planned principal operations as well as the Company’s adoption of Statement of Financial Accounting Standard No. 123(R), Share Based Payment, using the modified prospective method), relating to the financial statements of Cole Credit Property Trust II, Inc. and its subsidiaries appearing in the Prospectus, which is a part of such Registration Statement.
/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
March 29, 2007